Double Hull Tankers, Inc. Reports First Quarter 2008 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, May 14, 2008– Double Hull Tankers, Inc. (NYSE:DHT) today announced results for the period from January 1 to March 31, 2008. Total revenues for this period were $24.9 million and net income was $7.6 million, or $0.25 per share (diluted). The Board of Directors of DHT has declared a dividend of $0.25 per share in accordance with the currently declared fixed dividend policy. The dividend will be paid on June 11, 2008 to shareholders of record as of the close of business on May 30, 2008. DHT plans to host a conference call at 9 am ET on May 14, 2008 to discuss the results for the quarter. See below for further details.

First Quarter 2008 Results

Total revenues for the first quarter of $24.9 million (compared to $20.2 million in the first quarter of 2007) consist of $22.1 million in base charter hire and $2.8 million in additional hire under the company’s profit sharing arrangements with the charterer of the vessels, Overseas Shipholding Group, Inc. ("OSG"). Of the total base charter hire, $18.0 million relates to the seven vessels on time charter and $4.1 million relates to the two vessels on bareboat charter. Of the total additional hire, $1.8 million relates to DHT’s three Very Large Crude Carriers (“VLCCs”), $0.9 million relates to DHT’s four Aframax tankers and $0.1 million relates to one of DHT’s Suezmax tankers, the Overseas Newcastle.

In the quarter ended March 31, 2008, DHT’s VLCCs achieved average time charter equivalent (“TCE”) earnings in the commercial pool of $96,100 per day (compared to $34,900 per day in the fourth quarter of 2007 and $46,700 per day in the first quarter of 2007) and the Aframax tankers achieved average TCE earnings of $33,600 per day (compared to $25,800 per day in the fourth quarter of 2007 and $38,300 per day in the first quarter of 2007), according to data from the commercial pools. The Suezmax tanker Overseas Newcastle achieved average TCE earnings for the quarter of $38,000 per day.

In general, through the profit sharing elements of the time charter agreements for the VLCCs and the Aframax tankers, DHT earns an additional amount equal to 40% of the excess of the vessels’ actual net TCE earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The Overseas Newcastle has a profit sharing arrangement whereby DHT earns an additional amount equal to 33% of the vessel’s TCE earnings above the TCE of $35,000 for the quarter calculated on a four quarter rolling average.

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In the quarter ended March 31, 2008, revenue days were 270 for the VLCCs (compared to 260 revenue days in the first quarter of 2007) and 364 for the Aframaxes (compared to 353 revenue days in the first quarter of 2007). The Suezmax tankers Overseas Newcastle and Overseas London, which were delivered on December 4, 2007 and January 28, 2008, respectively, and are on bareboat charters to OSG, had a total of 154 revenue days in the quarter.

For the quarter ended March 31, 2008, DHT’s vessel expenses, including insurance costs, were $4.7 million, depreciation and amortization expenses were $6.2 million and general and administrative expenses were $1.0 million. Net finance expenses, including amortization of deferred debt issuance costs, were $5.4 million for the quarter ended March 31, 2008.

Market Update

The first quarter of 2008 benefited from the surge in the freight market at the end of 2007 and a continued strong market in first quarter. Increased OPEC production quotas led to an increase in long haul shipments. Traditionally, the first quarter is a period of replenishment of inventories, but the price backwardation in the oil market has not given any incentive for seasonal stock building during the quarter.

China’s demand for oil imports continues to be the key driver for the growth in tanker demand.

Market fundamentals for oil transportation by sea remain solid.

A balanced tanker demand and supply is keeping freight rates at healthy levels.  In addition to conversion of tankers and newbuilding orders into vessels other than tankers, the balanced market for tankers is a result of increased commercial obsolescence, scrapping and banning of single hull tankers in advance of the mandatory phase out commencing in 2010.

Tankers with a double hull design continue to trade at a premium rate to single hull tankers and the difference appears to be widening. Additionally, tankers of double hull design experience shorter waiting time between cargoes.

The pools in which DHT’s VLCCs and Aframax tankers operate are reporting booking of pool capacity for the second quarter of 2008 at TCE rates averaging $78,000 per day for the VLCCs with two thirds of the second quarter revenue days booked, and $48,500 per day for the Aframax tankers, with one third of the second quarter revenue days booked.

Vessels’ Charter Arrangements and Vessel Operations

Of the fleet of nine vessels, seven vessels are time chartered to OSG until the end of 2010 to early 2012. The two recently delivered Suezmax tankers are bareboat chartered to OSG until 2014 and 2018, respectively.  We believe that the base hire component of each of our charters will provide for stable cash flows during any down turns in the market, as the charters provide for fixed monthly base hire payments regardless of prevailing market rates, so long as the vessel is not off hire. In addition, with respect to eight of the nine charters, if market rates exceed the daily base hire rates set forth in such charters, we have the opportunity to participate in any such excess under the profit sharing component of the applicable charter arrangements.

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DHT’s two Suezmax tankers are bareboat chartered to OSG for terms of seven years and ten years, respectively, with charter hire payable 365 days per year and no operating expenses for the account of DHT, providing for stable earnings over the charters periods. In addition, one of the Suezmax tankers, the Overseas Newcastle has a profit sharing arrangement.

The present spot market in which the vessels are operating is substantially higher than the base charter hire, and serve as the basis for the vessels to earn additional hire and generate cash flow over and above the base hire under the profit sharing arrangement.

The seven vessels on time charter are subject to scheduled periodic dry docking for the purpose of special survey and other interim inspections. In addition to scheduled off hire, these vessels can be subject to unscheduled off hire for ongoing maintenance purposes. Unlike vessels on bareboat charter, vessels on time charter are not paid hire when off hire.  Total days of offhire for running repairs and mandatory inspections amounted to three days during the quarter.

One of the Aframax tankers, the Overseas Ania is scheduled for statutory class inspection in the second quarter of 2008. This vessel is employed in the U.S. lightering trade and it is expected that the scheduled interim survey will result in about 20 days off hire.  The Aframaxes Overseas Sophie and Overseas Cathy are scheduled for drydocking (special survey) in late 2008 or early 2009.

Recent Developments

On April 29, 2008 DHT issued 8 million shares in a marketed follow-on public offering of common stock raising approximately $80 million after expenses and fees.  The offering saw strong demand from investors and was increased from 7 to 8 million shares. The offering was priced with no discount to last trade. The new capital from the offering has substantially strengthened DHT’s balance sheet for the purpose of growth after the recent acquisition of the two Suezmax tankers, the Overseas Newcastle and the Overseas London. On May 9, 2008, the underwriters exercised their overallotment option for a total of 1.2 million shares resulting in approximately $12 million in additional proceeds. Total number of shares outstanding after the completion of the offering will be approximately 39.2 million shares, all of which are entitled to quarterly dividends under the DHT’s current fixed dividend policy of $0.25 per share.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)

	1Q 2008 Jan 1-March 31, 2008	1Q 2007 Jan 1-March 31, 2007

Shipping revenues	$24,889	$20,231

Vessel expenses	4,713	4,775
Depreciation and amortization	6,193	4,171
General and administrative	1,001	807

Total operating expenses	11,907	9,753

Income from vessel operations	12,982	10,478

Interest income	148	220
Interest expense and amortization of deferred debt issuance cost	5,505	3,492

Net income	7,625	7,206

Basic net income per share	$0.25	$0.24
Diluted net income per share	$0.25	$0.24

Weighted average number of shares (basic)	30,030,811	30,013,954
Weighted average number of shares (diluted)	30,030,811	30,027,438

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

	March 31, 2008	Dec. 31, 2007

Current Assets
Cash and Cash Equivalents	$22,485	$10,365
Voyage receivables from OSG	2,801	1,547
Unrealized gain on interest rate swap
Prepaid Expenses	698	452
Prepaid Technical Management Fee to OSG	1,313	1,357
Total Current Assets	27,297	13,721

Vessels, net	482,143	398,005
Other assets incl. deferred debt issuance cost	1,424	1,337
Vessel acquisition deposits		9,145

Total Assets	$510,864	$422,208

Current Liabilities
Accounts payable and accrued expenses	$4,976	$4,409
Unrealized loss on interest rate swap	21,944	10,218
Deferred shipping revenues	7,580	7,006
Current instalment of long term debt	75,000	75,000
Total Current liabilities	109,500	96,633

Long term debt	344,000	253,700

Total Stockholders equity	57,364	71,875

Total Liabilities and Stockholders' Equity	$510,864	$422,208

EARNINGS CONFERENCE CALL INFORMATION
DHT plans to host a conference call at 9 am ET on May 14, 2008 to discuss the results for the first quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (866) 825-1692 within the United States and +1-617-213-8059 for international calls. The passcode is “Double Hull”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available from 4:00 p.m. ET on May 14, 2008 through May 21, 2008 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The passcode for the replay is 18946784. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:  Eirik Ubøe
                      Phone: +44 1534 639 759 and +47 412 92 712
                      E-mail: info@dhtankers.com and eu@tankersservices.com